UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Hancock Holding Company
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(Name of Issuer)

Common Stock
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(Title of Class of Securities)

410120-10-9
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(Cusip Number)

Check the following box if a fee is being paid with this statement [  ] . (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) ( See Rule 13d-7).

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the act but shall be Subject to all other provisions of the Act (however, see the Notes) .

1.           NAME OF REPORTING PERSON            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Hancock Bank Trust Department                                                                                                64-0693170

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [   ]
(b) [   ]

3.           SEC USE ONLY

4.           CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER                                              5.           SOLE VOTING POWER
OF SHARES                                                                           5,617,859.05
BENEFICIALLY
OWNED BY                                          6.           SHARED VOTING POWER
EACH REPORTING                                                                           -0-
PERSON WITH
7.           SOLE DISPOSITIVE POWER
4,860,618.11

8.           SHARED DISPOSITIVE POWER
311,954.00

9.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,617,859.05

10.           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*                                           [   ]

11.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
15.22%

12.           TYPE OF REPORTING PERSON *
BK

* SEE INSTRUCTION BEFORE FILLING OUT

Item l(a)	Name of Issuer:

Hancock Holding Company

Item l(b)	Address of Issuer's Principal Executive Offices:

One Hancock Plaza
2510 14th Street
Gulfport, MS 39501

Item 2 (a)	Name of Person Filing:

Hancock Bank Trust Department

Item 2(b)	Address of Principal Business Office or if none, Residence:

One Hancock Plaza
2510 14th Street
Gulfport, MS 39501

Item 2(c)	Citizenship:

United States of America

Item 2(d)	Title of Class of Securities:

Common Stock, par value $3.33 per share

Item 2(e)	Cusip Number:

410120-10-9

Item 3	If this statement is filed pursuant to Rules 13d-a(b) or 13d-2(b), check whether the person filing is a:

(a) ( )	Broker or Dealer registered under Section 15 of the Act
(b) ( )	Bank as defined in Section 3(a) (6) of the Act
(c) ( )	Insurance Company as defined in Section 3(a) (19) of the Act
(d) ( )	Investment Company registered under Section 8 of the Investment Company Act
(e) ( )	Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940
(f) ( )	Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund: see 240.13d-l(b) (1) (ii) (F)
(g) ( )	Parent Holding Company, in accordance with 240.13d-l(b) (ii) (G) (Note: see item 7)
(h) ( )	Group, in accordance with 240.13d-1(b) (1) (ii) (H)

Item 4	Ownership:

If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-l(b) (2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire:

(a)	Amount Beneficially owned:

5,617,859.05

(b)	Percent of Class:

15.22%

(c)	Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:
5,617,859.05

(ii) shared power to vote or to direct the vote:
-0-

(iii) sole power to dispose or to direct the disposition of:
4,860,618.11

(iv) shared power to dispose or to direct the disposition of:
311,954.00

Item 5	Ownership of Five percent or less of a class.

Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

The shares of Hancock Holding Company stock listed in Item 4 are held by the Trust
Department of Hancock Bank, as Trustee for 89 fiduciary accounts. Hancock Bank is a wholly-owned subsidiary of Hancock Holding Company. Within these accounts, the
Trust Department of Hancock Bank has sole voting rights on 5,617,859.05 shares and shared voting rights on 0 shares. It has the sole right to dispose of 4,860,618.11 shares and shared right to dispose of 311,954.00 shares. Hancock Bank has no right to receive the dividends from such shares, nor does it have the power to direct the receipt of such dividends (except in certain cases to beneficiaries or grantors of the accounts) . Hancock
Bank has no right to receive the proceeds from the sale of such securities, nor does it have the power to direct the receipt of such proceeds (except in certain cases to beneficiaries or grantors of the accounts) .

Item 7	Identification and Classification of the Subsidiary which acquired the security being reported on by the Parent Holding Company.

Not applicable

Item 8	Identification and classification of Members of Group.

Not applicable

Item 9	Notice of Dissolution of Group.

Not applicable

Item 10	Certification

Not applicable

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

2/10/11
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(Date)

/s/ Clifton J. Saik
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Clifton J. Saik
Chief Wealth Management Officer
Hancock Holding Company